# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forward Industries, Inc., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 Congress Avenue, Suite 500, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 03/18/2026
Filed by CIK 0002017172
Persons authorized to receive notices and communications: Prat Vallabhaneni, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; Laura Katherine Mann, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; Erica Hogan, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200

## Reporting persons
- Multicoin Capital Management, LLC (CIK 0002017172): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,242,315; sole dispositive power 0; shared dispositive power 6,242,315; aggregate amount beneficially owned 6,242,315 (7% of the class)
  Comment: Includes 4,458,796 shares of Common Stock (as defined in Item 1) issuable upon exercise of the Lead Investor Warrants (as defined in Item 3).
- Multicoin Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,242,315; sole dispositive power 0; shared dispositive power 6,242,315; aggregate amount beneficially owned 6,242,315 (7% of the class)
  Comment: Includes 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants.
- Tushar Jain: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,242,315; sole dispositive power 0; shared dispositive power 6,242,315; aggregate amount beneficially owned 6,242,315 (7% of the class)
  Comment: Includes 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Forward Industries, Inc.
Address of issuer's principal executive offices: 111 Congress Avenue, Suite 500, Austin, Texas (TX), 78701
Comment: This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") is being filed to remove Pyahm Samani ("Mr. Samani") as a Reporting Person due to his resignation as a manager of Multicoin Capital Management, LLC, effective January 31, 2026. Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on September 18, 2025 (the "Original Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Issuer"), formerly having its principal executive offices at 700 Veterans Memorial Highway, Suite 100, Hauppauge, New York 11788, and presently having its principal executive offices at 111 Congress Avenue, Suite 500, Austin, Texas 78701. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 is being filed by (i) Multicoin Capital Management, LLC, a Texas limited liability company ("MCM LLC"); (ii) Multicoin Capital Master Fund, LP, a Cayman Islands limited partnership ("MCMF LP"); and (iii) Tushar Jain, a citizen of the United States of America ("Mr. Jain" and, together with MCM LLC, and MCMF LP, the "Reporting Persons").
Residence or business address: The address of the principal business and office of each of MCM LLC and Mr. Jain is 501 West Avenue, Suite 3901, Austin, TX 78701. The address of the principal business and office of MCMF LP is c/o Services Cayman Limited, P.O. Box 10008, Pavilion East, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.
Present principal occupation or employment:
MCM LLC's principal business is to serve as investment advisor to certain affiliated funds, including MCMF LP.
MCMF LP's principal business is to invest in securities and digital assets.

MCM LLC's principal business is to serve as investment advisor to certain affiliated funds, including MCMF LP.

MCMF LP's principal business is to invest in securities and digital assets.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Amendment No. 1 is hereby incorporated by reference.
Citizenship: The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Mr. Samani resigned as a manager of Multicoin Capital Management, LLC, effective January 31, 2026.

On March 18, 2026, MCMF LP entered into a Securities Repurchase Agreement (the "Repurchase Agreement") with the Issuer, pursuant to which the Issuer repurchased 6,164,324 shares of its Common Stock from MCMF LP (the "Repurchased Shares"). The Shares were originally purchased by MCMF LP in the Private Placement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) MCM LLC, MCMF LP and Mr. Jain each beneficially own an aggregate of 6,242,315 shares of Common Stock (including 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants) (the "Subject Shares") which represent approximately 7.0% of the outstanding shares of Common Stock, based on 83,139,037 shares of Common Stock outstanding as of January 31, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the SEC on February 12, 2026, and assumes the exercise of the Lead Investor Warrants.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 1 is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
In the 60 days prior to this filing, the following describes the Reporting Persons' purchase and sale activity in shares of Common Stock, which was done pursuant to the Repurchase Agreement:

Date of Transaction: March 18, 2026

Amount of Securities Sold: 6,164,324

Price Per Share: $4.44
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock.

On April 8, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

## Signatures
- Multicoin Capital Management, LLC: /s/ Tushar Jain, Tushar Jain/Manager (04/08/2026)
- Multicoin Capital Master Fund, LP: /s/ Tushar Jain, Tushar Jain/Manager of Multicoin Capital GP, LLC, Managing Member of Multicoin Capital Fund GP I, LLC, its General Partner (04/08/2026)
- Tushar Jain: /s/ Tushar Jain, Tushar Jain (04/08/2026)